SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Alpine Group, Inc. (Name of Issuer)

Common Stock, par value $0.10 per share (Title of Class of Securities)

020825 600 (CUSIP Number)

Mr. K. Mitchell Posner
c/o The Alpine Group, Inc.
One Meadowlands Plaza
East Rutherford, New Jersey 07073
(201) 549-4400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2003 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

13D

CUSIP No. 020825 600

1	NAMES OF REPORTING PERSONS K. Mitchell Posner I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,177,800
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,291,084
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,291,084
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.12%
14	TYPE OF REPORTING PERSON* IN

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of The Alpine Group, Inc., a Delaware corporation (“Alpine”). The principal executive offices of Alpine are located at One Meadowlands Plaza, East Rutherford, New Jersey 07073.

Item 2. Identity and Background.

(a)	Name

(b)	Residence or business address

(c)	Present principal occupation or employment

K. Mitchell Posner (the “Reporting Person”) c/o The Alpine Group, Inc. One Meadowlands Plaza East Rutherford, New Jersey 07073

The Reporting Person is Executive Vice President of Alpine, an industrial holding company.

(d) and (e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

United States

Item 3. Source and Amount of Funds or Other Consideration.

On June 23, 2003, the Reporting Person purchased 1,316 shares of Series A Cumulative Convertible Preferred Stock, par value $1.00 per share (the “Series A Preferred Stock”), of Alpine at a price of $380.00 per share for an aggregate purchase price of $500,080. The Reporting Person used his personal funds to make such purchase.

The Series A Preferred Stock is convertible, prior to the Conversion Termination Date (as defined in the next sentence), at the option of the holder, into shares of Common Stock at a specified conversion rate (743.01 shares of Common Stock for each share of Series A Preferred Stock), subject to adjustment in the event of stock splits, stock dividends, recapitalizations, mergers and the like. The “Conversion Termination Date” means the close of business on the earlier to occur of: (i) the date which is 10 days preceding the date fixed for the redemption of the Series A Preferred Stock if there is no default in payment of the redemption price payable upon a change in control of Alpine and (ii) December 21, 2009. Alpine may cause the Series A Preferred Stock to be converted into Common Stock if the Common Stock is then listed on the New York Stock Exchange or the American Stock Exchange or is traded in the Nasdaq National Market System and the average closing price of a share of Common Stock, for any 20 consecutive trading days, equals or exceeds 300% of the conversion price then in effect (currently $0.51). In accordance with the aforementioned conversion provisions, the shares of Series A Preferred Stock beneficially owned by the Reporting Person are convertible into an aggregate of 977,801 shares of Common Stock. Holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock.

This Statement also reflects the following additional transaction:

On September 30, 2004, Alpine issued to the Reporting Person, for credit to his account under Alpine’s Deferred Stock Account Plan, 13,284 shares of Common Stock, reflecting the reinvestment of a deemed cash dividend previously allocated to the deferred Common Stock credited to such account.

Item 4. Purpose of Transaction.

The Reporting Person acquired the shares of Series A Preferred Stock included herein for investment purposes as part of a private placement of the Series A Preferred Stock made by Alpine to officers and directors (and affiliates of such officers and directors) of Alpine and its subsidiaries. The other transactions reflected herein are related to compensatory arrangements between Alpine and the Reporting Person.

The Reporting Person holds his shares for investment purposes and currently has no plans to acquire additional shares, other than pursuant to existing compensatory arrangements with Alpine. The Reporting Person may from time to time acquire additional shares with an intent to increase his equity ownership in Alpine generally.

The Reporting Person has the present intention to tender up to 133,332 shares of Common Stock in response to Alpine’s offer to purchase up to 6,000,000 shares of Common Stock set forth in Schedule TO-I filed with the SEC on March 1, 2006. Except as described in the immediately preceding sentence, the Reporting Person currently has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to beneficially own an aggregate of 1,291,084 shares of Common Stock (approximately 7.12% of the outstanding shares of Common Stock (including 977,801 shares issuable upon conversion of the outstanding shares of Series A Preferred Stock) as of March 27, 2006).

(b) Number of shares of Common Stock as to which the Reporting Person holds:

(i) Sole power to vote or to direct the vote of 1,177,800 shares of Common Stock. This includes 977,801 shares issuable upon conversion of the Series A Preferred Stock. Holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock, and accordingly such shares are included herein. This amount does not include 113,284 shares of Common Stock that have been credited to the Reporting Person’s account under Alpine’s Deferred Stock Account Plan, which provides that such shares shall be voted by Steven S. Elbaum, Chairman of the Board and Chief Executive Officer of Alpine.

(ii) Shared power to vote or to direct the vote of 0 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of 1,291,084 shares of Common Stock. This includes 977,801 shares issuable upon conversion of the Series A Preferred Stock. Holders of the Series A Preferred Stock are entitled to vote their shares on an as-converted basis together with holders of the Common Stock, and accordingly such shares are included herein.

(iv) Shared power to dispose or to direct the disposition of 0 shares of Common Stock.

(c) Except as noted above, the Reporting Person did not effect any transactions in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Item 5 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of Alpine of the type required to be disclosed in this Item 6.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2006	/s/ K. Mitchell Posner
K. Mitchell Posner